United States securities and exchange commission logo





                              September 22, 2020

       Steven Rossi
       President, Secretary, and Director
       Worksport, Ltd.
       414-3120 Rutherford Road, Suite 414
       Vaughan, Ontario, Canada L4K OB2

                                                        Re: Worksport, Ltd.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 10,
2020
                                                            File No. 24-11271

       Dear Mr. Rossi:

               We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A filed September 10,
2020

       Cover Page of Offering Circular, page 1

   1. Disclosure that the offering will terminate on the earlier of (i) September 10, 2021, subject to an extension of up
to 180 days or (ii) the date on which the maximum offering is sold is inconsistent with other
disclosure here and under "The Offering" on page 6 and "Plan of
                                                        Distribution" on page
48 that the offering will begin within two calendar days after the qualification date and
terminate two years from the initial qualification date and also is inconsistent with the
disclosure under "Plan of Distribution" on page 48 that the offering will terminate on the
earlier of (i) September 10, 2021, subject to an extension of up to
                                                        180 days, (ii) the date
on which the maximum offering is sold, or (iii) when the board of directors elects.
Please reconcile the disclosures. Additionally, if the offering is to last
 Steven Rossi
FirstName
Worksport,LastNameSteven  Rossi
           Ltd.
Comapany 22,
September NameWorksport,
              2020        Ltd.
September
Page 2    22, 2020 Page 2
FirstName LastName
         more than one year, ensure that the disclosure in Item 4 of Part I of the Form 1-A so reflects. See Rule 251(d)(3)(i)(F) of Regulation A.
Manufacturing in China, page 13

2. Revised disclosure that you are not reliant solely on Chinese manufacturers because you have your own molds and patents appears inconsistent with disclosure on page 14 that you do not own your own tools and molds and instead have ownership and control over the schematics and blueprints. Additionally, we note other disclosure on page 13 that your products are manufactured in China according to your specifications and design, using your schematics and blueprints. Please reconcile the disclosures, and clearly describe your arrangements with third party manufacturers in China.
The sale of tonneau cover...has been hampered by COVID-19
The pick-up truck industry take longer to recover from the COVID-19 pandemic, page 19

3. Quantify the effects of COVID-19 in the first and second quarters of 2020 on your results of operations. Additionally, as requested in prior comment 16, address specifically any other material impacts that COVID-19 has had on may have on your business. See CF
         Disclosure Guidance: Topic No. 9 and CF Disclosure Guidance: Topic 9A which are available on the Commission's website.
The Offering, page 22

4. We note that you have increased the number of securities to be offered. It appears that you have not updated the new totals in certain places throughout the filing. For example, you disclose under "Maximum Offering" that total gross proceeds for the sale of 40 million units at $0.10 per unit is up to $9 million and under "Use of Proceeds" that net proceeds are $9 million. Please revise each section of your offering statement to reflect the current amount of securities to be offered.
Dilution, page 25

5. Please tell us how the calculation of net tangible book value of $(1,284,109) reconciles to the line items and amounts shown on the face of your June 30, 2020 balance sheets.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

6. As requested in prior comment 22, provide prominent disclosure of your financial difficulties and your plans to overcome those difficulties, including a discussion of your ability or inability to produce sufficient cash to support operations during the next 12 months. Additionally, elaborate on your plan of operations for the next 12 months, including steps or milestones for achieving each individual component, the known or estimated costs of each individual component, and the material risks associated with each individual component.
 Steven Rossi
Worksport, Ltd.
September 22, 2020
Page 3
Our Business, page 32

7. As requested in prior comment 14, discuss your dependence on major customers during each of the periods presented in the financial statements.
Committees of the Board of Directors, page 41

8. Indicate here that Mr. Steven Rossi is a member of the audit committee and that he is not an independent director.
Change in Internal Control over Financial Reporting, page 42

9. Please revise to describe any change in internal control over financial reporting that occurred during the last fiscal quarter instead of the last fiscal year that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Your discussion should include but not be limited to the errors identified during the quarter that resulted in revision of prior period financial statements.
      Alternatively, remove the disclosure controls and procedures and internal controls over financial reporting sections from your filing as they are not required in the Form 1-A.
        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Rossi
                                                             Division of
Corporation Finance
Comapany NameWorksport, Ltd.
                                                             Office of
Manufacturing
September 22, 2020 Page 3
cc:       Matthew C. McMurdo, Esq.
FirstName LastName